July 18, 2014

VIA FACSIMILE AND EDGAR TRANSMISSION

Mr. Lyn Shenk, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Copa Holdings, S.A. Form 20-F for the Fiscal Year Ended December 31, 2013

Filed April 29, 2014

(File No. 001-32696)

Dear Mr. Shenk:

By letter dated July 3, 2014 (the “Supplemental Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided an additional comment on the annual report on Form 20-F for the fiscal year ended December 31, 2013, as filed on April 29, 2014 (the “2013 Form 20-F”) by Copa Holdings, S.A. (the “Company” or “we”) as supplemented by the disclosure in our original response to the letter received from the Staff on June 9, 2014. The Company today is submitting herewith, via EDGAR and facsimile, responses to the Staff’s comment.

For convenience, we have reproduced below the Staff’s comment in bold and have provided the Company’s responses immediately below the comments.

Item 5: Operating and Financial Review and Prospects, page 46

B. Liquidity and Capital Resources, page 57

1.	We note your response to prior comment 1. We believe you should provide disclosure in your next periodic filing describing and quantifying the expected financial costs of maintaining a large cash balance subject to exchange controls in Venezuela, as well as disclose the extent to which you expect to rely on cash balances subject to exchange controls in Venezuela to fund your liquidity and needs in future periods. Please provide us with an example of such disclosure in your next response letter.

Please see the proposed model disclosure below that we expect to update to reflect changes in the overall situation in Venezuela and our cash balances there and include in our annual report on Form 20-F for the fiscal year ended December 31, 2014:

Historically, we have not been required to rely on income from operations in Venezuela to meet our liquidity requirements and have had sufficient cash balances and other sources of liquidity outside of Venezuela to fund our operations. Our cash and cash equivalent position without the funds in Venezuela represented [●]% of our revenues for the year ended December 31, 2014 and [●]% of our total assets and [●]% of our total equity as of December 31, 2014, which we believe

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provides us with a strong liquidity position. Nonetheless, as a result of these cash balances in Venezuela and the applicable exchange controls, we are required to maintain larger balances on a consolidated basis than would otherwise be required to conduct our operations. We may also be required to incur debt financing we would not otherwise need if this cash were available to us. Both of these factors result in a financial cost to us. While we are unable to calculate the exact costs to us, we believe the amount of this cost is approximately similar to our cost of borrowing over the amount of the cash balances in Venezuela, consistent with those financing facilities described below under “— Financing Activities.”

In future filings, we also confirm we will disclose the extent to which we have relied and expect to rely in future period on cash balances subject to exchange control in Venezuela to fund our liquidity.

2.	We note your response to prior comment 3. It appears based upon your response that you expected to collect amounts outstanding from January 2013 in January 2014 since you concluded at December 31, 2013 that amounts outstanding were not going to exceed 12 months. Please tell us the factors considered and how they resulted in your determination that there was no indication at December 31, 2013 that delays in the repatriation of funds held in Venezuela would exceed 12 months, including specifically how you concluded that the funds outstanding from January 2013 would be collected immediately after year-end (in January 2014). Lastly, please tell us what, if any, impact classifying all or a portion of the investment balance (cash in Venezuela) as current would have on complying with your debt covenants at December 31, 2013.

As of December 31, 2013, we concluded that the cash subject to exchange controls was going to be recovered within 12 months. The Company was in discussions during this period with government authorities and was expecting a resolution in short order. Additionally, a series of events took place after December 31, 2013 that led us to reconsider this assessment.

First, on January 24, 2014, the Venezuelan government announced that the CENCOEX (formerly CADIVI) exchange rate regime would be replaced with the SICAD I rate for airline ticket purchases. Later on March 10, 2014, the Venezuelan government passed Regulation 27 (Convenio Cambiario No. 27), introducing another new applicable exchange rate regime, SICAD II. In the weeks following its announcement, the SICAD I rate, only applicable to certain types of transactions, including airplane ticket purchases, fluctuated between 10.9 and 11.8 bolivars per dollar, while the SICAD II, the only rate available for any transaction and more closely approximated the rates in the alternative currency trading market, had an average exchange rate for the auctions held the day that it was introduced of 51.86 bolivars per dollar. The Venezuelan exchange rate regime had not previously been changed since February 8, 2013. These changes created even more uncertainty regarding repatriation requests, as not only the timing, but also the rate at which the funds would be returned was unclear.

As a consequence of this uncertainty, the resolution for the earliest months of 2013 was delayed until June 2014, when payments were received for January and February 2013. Based on our assessment of the current situation in Venezuela, taking all of these events into account, we expect to reclassify our funds held in Venezuela since 2013 as non-current assets in future periods.

Further, such a reclassification of our cash balance in Venezuela would have no impact on our covenant compliance. The Company has calculated compliance with its debt covenants on a pro forma basis excluding cash in Venezuela and under such calculation was in compliance with its debt covenants as of December 31, 2013.

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3.	We note your prior response to comment 5. Please clarify in your next response the nature of amounts included in the bottom two rows (e.g. whether they are funds repatriated from all foreign countries or specific countries). In future filings, provide a narrative explaining the purpose of the table and the amounts.

All figures included on the table in our prior response to comment 5 were only with respect to Venezuela. We will include similar tabular or narrative disclosure containing the same information in future filings of our annual report on Form 20-F, for the applicable period covered by such filing to the extent material.

4.	We noted per a Reuters article dated June 3rd that the president of Venezuela plans to begin releasing $486 million of the $4 billion of funds owed to airlines, with the expectation that airlines accept these payments at a significant discount to amounts owed, and that these payments would be staggered over several years. We note the receipt of $43.4 million on June 17th from the Centro Nacional de Comercio Exterior in Venezuela. Please tell us whether this amount is related to the above and whether you have or plan to accept a discounted amount to the total balance outstanding. In addition, tell us whether you reached any agreements or have changed your expectations regarding amounts owed or the timing of payments.

The Company has not agreed to any discount with the government of Venezuela either in connection with or since the payment of the $43.4 million in June. As disclosed in our Form 6-K on June 17, 2014, discussions with the Venezuelan government with respect to subsequent periods are ongoing. Also as described in our response to comment 2, going forward we will no longer classify our cash balance held in Venezuela as current assets until we have received the requisite approval to repatriate the funds given the uncertainty regarding timing of recovery in future periods.

Consolidated Statement of Cash Flows, page F-6

5.	We note your response to prior comment 7. Please provide an explanation for this amount in your Form 20-F for the year ended December 31, 2014.

The Company confirms we will include such information in our filing on Form 20-F for the year ended December 31, 2014, to the extent that funds are returned under similar circumstances for advance payments made for aircraft that we did not later purchase.

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Also, as requested by the Staff, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
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Thank you for your consideration of the Company’s responses. If you or any other member of the Staff has any further questions or comments concerning the response, or if you require additional information, please do not hesitate to contact Jose Montero, Chief Financial Officer, at 011 (507) 304 2555 or Maria Simons, Director of Finance, at 011 (507) 304 2675.

Very truly yours,

/s/ Jose Montero

Mr. Jose Montero

Chief Financial Officer

Copa Holdings, S.A.

cc:
Duane McLaughlin
Danya Harnett-Robinson

Cleary Gottlieb Steen & Hamilton LLP

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